SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November 17, 2011
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer
Mario Azevedo de Arruda Sampaio
Head of Capital Markets and Investor Relations

SABESP announces 3Q11 results

São Paulo, November 10, 2011 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP (BM&FBovespa: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of customers, announces today its results for the third quarter 2011 (3Q11). The Company’s operating and financial information, except when indicated otherwise is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the year 2010.

SBSP3: R$ 48.00/ share SBS: US$ 55.02 (ADR=2 shares) Total shares: 227,836,623 Market Value: R$ 10.9 billion Closing price: 11/10/2011

1. Financial Highlights

								R$ million
	3Q10	3Q11	Var. (R$)%		9M10	9M11	Var. (R$)%
(+) Gross operating revenue	1,929.3	2,068.1	138.8	7.2	5,638.4	6,043.3	404.9	7.2
(+) Construction revenue	564.9	672.3	107.4	19.0	1,559.7	1,621.1	61.4	3.9
(-) COFINS and PASEP taxes	140.9	149.1	8.2	5.8	409.2	438.7	29.5	7.2
(=) Net operating revenue	2,353.3	2,591.3	238.0	10.1	6,788.9	7,225.7	436.8	6.4
(-) Costs and expenses	1,166.0	1,287.1	121.1	10.4	3,330.6	3,968.0	637.4	19.1
(-) Construction costs	551.6	656.0	104.4	18.9	1,523.9	1,581.8	57.9	3.8
(+) Equity Results	(0.1)	(2.2)	(2.1)	-	(0.3)	(4.4)	(4.1)	-
(=) Earnings before financial expenses (EBIT*)	635.6	646.0	10.4	1.6	1,934.1	1,671.5	(262.6)	(13.6)
(+) Depreciation and amortization	141.2	168.2	27.0	19.1	432.9	572.5	139.6	32.2
(=) EBITDA**	776.8	814.2	37.4	4.8	2,367.0	2,244.0	(123.0)	(5.2)
(%) EBITDA margin	33.0	31.4			34.9	31.1
Net income	437.0	68.0	(369.0)	(84.4)	1,055.5	730.4	(325.1)	(30.8)
Earnings per share (R$)	1.92	0.30			4.63	3.21
 (*) Earnings before interest and taxes
(**) Earnings before interest, taxes, depreciation and amortization

In 3Q11, net operating revenue reached R$ 2.6 billion, a 10.1% growth compared to 3Q10. Costs and expenses, in the amount of R$ 1.3 billion grew 10.4% versus 3Q10. EBIT grew by 1.6%, from R$ 635.6 million in 3Q10 to R$ 646.0 million in 3Q11. EBITDA moved from R$ 776.8 million in 3Q10 to R$ 814.2 million in 3Q11, an increase of 4.8%. EBITDA margin was 31.4% in 3Q11 in comparison to 33.0% in 3Q10.

2. Gross operating revenue

Gross operating revenue from water supply and sewage collection grew from R$ 1.9 billion in 3Q10 to R$ 2.1 billion in 3Q11, an increase of R$ 138.8 million or 7.2%. The main factors that led to this variation were: the increase of 3.0% in water billed volume and of 4.2% in sewage billed volume and the tariff adjustment of 4.05% as of September 2010.

The main factors that contributed to higher billed volume were: the increase in the number of connections, the intensification of fraud prevention, replacement of water meters in the São Paulo Metropolitan Region and the growth in industry consumption.

3. Billed volume

The following tables show the billed water and sewage volume per customer category and region in 3Q10 and 3Q11.

BILLED WATER AND SEWAGE VOLUME (1) PER CUSTOMER CATEGORY - million m3
		Water			Sewage		Water + Sewage
Category	3Q10	3Q11%		3Q10	3Q11%		3Q10	3Q11%
Residential	357.7	369.1	3.2	291.8	304.1	4.2	649.5	673.2	3.6
Commercial	40.3	41.8	3.7	37.6	39.0	3.7	77.9	80.8	3.7
Industrial	9.3	9.7	4.3	9.3	10.1	8.6	18.6	19.8	6.5
Public	12.9	13.6	5.4	10.2	10.6	3.9	23.1	24.2	4.8
Total retail	420.2	434.2	3.3	348.9	363.8	4.3	769.1	798.0	3.8
Wholesale	73.3	74.1	1.1	6.6	6.8	3.0	79.9	80.9	1.3
Reused water	0.1	0.1	-	-	-	-	0.1	0.1	-
Total	493.6	508.4	3.0	355.5	370.6	4.2	849.1	879.0	3.5
	9M10	9M11%		9M10	9M11%		9M10	9M11%
Residential	1,079.1	1,109.2	2.8	876.0	908.9	3.8	1,955.1	2,018.1	3.2
Commercial	120.9	124.9	3.3	112.3	116.6	3.8	233.2	241.5	3.6
Industrial	27.6	28.9	4.7	27.9	30.0	7.5	55.5	58.9	6.1
Public	37.3	39.6	6.2	29.9	31.0	3.7	67.2	70.6	5.1
Total retail	1,264.9	1,302.6	3.0	1,046.1	1,086.5	3.9	2,311.0	2,389.1	3.4
Wholesale	219.2	222.5	1.5	21.9	21.0	(4.1)	241.1	243.5	1.0
Reused water	0.2	0.2	-	-	-	-	0.2	0.2	-
Total	1,484.3	1,525.3	2.8	1,068.0	1,107.5	3.7	2,552.3	2,632.8	3.2

BILLED WATER AND SEWAGE VOLUME (1) PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	3Q10	3Q11%		3Q10	3Q11%		3Q10	3Q11%
Metropolitan	278.7	287.4	3.1	236.2	244.1	3.3	514.9	531.5	3.2
Regional (2)	141.5	146.8	3.7	112.7	119.7	6.2	254.2	266.5	4.8
Total retail	420.2	434.2	3.3	348.9	363.8	4.3	769.1	798.0	3.8
Wholesale	73.3	74.1	1.1	6.6	6.8	3.0	79.9	80.9	1.3
Reused water	0.1	0.1	-	-	-	-	0.1	0.1	-
Total	493.6	508.4	3.0	355.5	370.6	4.2	849.1	879.0	3.5
	9M10	9M11%		9M10	9M11%		9M10	9M11%
Metropolitan	834.8	857.6	2.7	706.1	727.8	3.1	1,540.9	1,585.4	2.9
Regional (2)	430.1	445.0	3.5	340.0	358.7	5.5	770.1	803.7	4.4
Total retail	1,264.9	1,302.6	3.0	1,046.1	1,086.5	3.9	2,311.0	2,389.1	3.4
Wholesale	219.2	222.5	1.5	21.9	21.0	(4.1)	241.1	243.5	1.0
Reused water	0.2	0.2	-	-	-	-	0.2	0.2	-
Total	1,484.3	1,525.3	2.8	1,068.0	1,107.5	3.7	2,552.3	2,632.8	3.2
(1) Unaudited
(2) Including coastal and countryside

4. Costs, administrative and selling expenses

In 3Q11, costs of products and services, administrative and selling expenses grew 13.1% (R$ 225.5 million). As a percentage of net revenue, costs and expenseses moved 73.0% in 3Q10 to 75.0% in 3Q11.

								R$ million
	3Q10	3Q11	Chg. (R$)%		9M10	9M11	Chg. (R$)%
Payroll and benefits	384.2	427.1	42.9	11.2	1,137.4	1,395.7	258.3	22.7
Supplies	36.3	42.5	6.2	17.1	103.0	114.2	11.2	10.9
Treatment supplies	31.6	37.3	5.7	18.0	98.7	118.8	20.1	20.4
Services	221.2	245.1	23.9	10.8	711.2	709.2	(2.0)	(0.3)
Electric power	132.3	143.9	11.6	8.8	392.3	436.6	44.3	11.3
General expenses	166.1	194.2	28.1	16.9	274.9	478.6	203.7	74.1
Tax expenses	11.7	11.6	(0.1)	(0.9)	50.5	49.1	(1.4)	(2.8)
Sub-total	983.4	1,101.7	118.3	12.0	2,768.0	3,302.2	534.2	19.3
Depreciation and amortization	141.2	168.2	27.0	19.1	432.9	572.5	139.6	32.2
Credit write-offs	41.4	17.2	(24.2)	(58.5)	129.7	93.3	(36.4)	(28.1)
Sub-total	182.6	185.4	2.8	1.5	562.6	665.8	103.2	18.3
Construction costs	551.6	656.0	104.4	18.9	1,523.9	1,581.8	57.9	3.8
Costs, administrative and selling expenses	1,717.6	1,943.1	225.5	13.1	4,854.5	5,549.8	695.3	14.3
% over net revenue	73.0	75.0			71.5	76.8

4.1. Payroll and benefits

In 3Q11 payroll and benefits increased by R$ 42.9 million or 11.2%, from R$ 384.2 million to R$ 427.1 million, due to the following:

  Reversion of R$ 13.4 million, in 2010, referent to the provision for Profit Sharing (PLR) in 2009, with an impact of R$ 20.1 million between the periods;

  Adjustment of actuarial calculation relating to the migration of employees from the Defined Benefits Plan to Sabesprev-Mais in 2010, amounting to R$ 3.9 million;

  Increase of R$ 8.5 million due to compensation related the Government Severance Indemnity Fund (FGTS), as a result of a higher number of lay-offs this quarter; and

  8% increase in wages since May 2011, with an impact of approximately R$ 31.6 million.

The aforementioned increases were offset by a reduction of R$ 21.5 million, referring to the actuarial liability of the G0 Plan. Since 2011, these expenses have been recognized net of the payments of the undisputed party (benefits of Law no. 4819/58).

4.2. Supplies

In 3Q11, expenses with supplies increased by R$ 6.2 million or 17.1%, when compared to the same quarter of 2010, from R$ 36.3 million to R$ 42.5 million. The main factor for this variation was the expenses with maintenance of systems.

4.3. Treatment supplies

Treatment supplies expenses in 3Q11 were R$ 5.7 million, or 18.0% higher than in 3Q10, from R$ 31.6 million to R$ 37.3 million. The main factors were:

  Increase of R$ 2.0 million in the consumption of aluminum polychloride in replacement of the aluminum sulphate at the Water Treatment Station of Guaraú; and

  Increase of R$ 1.0 million in chlorine consumption due to the climate and water reservoirs conditions.

4.4. Services

In 3Q11 this item increased R$ 23.9 million or 10.8%, from R$ 221.2 million to R$ 245.1 million. The main factors were:

  Public and Private Partnership Agreement of the Alto Tietê Production System, with an increase of R$ 8.4 million as expected for the second year of the contract and start-up in September 2011;

  Preventive and corrective maintenance in the water supply and sewage service systems, amounting to R$ 6.7 million; and

  Connection and sewage network maintenance in the amount of R$ 5.2 million, due to the intensification of the fight against losses and to comply with work execution terms required by the ARSESP.

4.5. Electric power

In 3Q11 this item increased R$ 11.6 million or 8.8%, from R$ 132.3 million to R$ 143.9 million.

This result is associated to the increase in the produced volume and the average tariff increase in the free and captive market of approximately 5.9% in the period.

4.6. General expenses

In 3Q11 general expenses increased R$ 28.1 million or 16.9%, from R$ 166.1 million to R$ 194.2 million, due to the provision for legal contingencies.

4.7. Depreciation and amortization

This item increased R$ 27.0 million or 19.1%, from R$ 141.2 million to R$ 168.2 million, due to the amortization term adjustment between the asset’s useful life and the contract effectiveness, whichever is the shortest one, recurring for the next quarter.

4.8. Credit write-offs

Credit write-offs dropped R$ 24.2 million or 58.5%, from R$ 41.4 million to R$ 17.2 million, mainly due to the conclusion of the complementation of provisions on the billing of private customers and public municipal entities.

5. Financial expenses and revenues

				R$ million
	3Q10	3Q11	Var.	%
Financial expenses
Interest and charges on domestic loans and financing	100.8	77.8	(23.0)	(22.8)
Interest and charges on international loans and financing	11.7	23.2	11.5	98.3
Interest rate over lawsuit	(39.4)	29.0	68.4	(173.6)
Other financial expenses	7.6	9.3	1.7	22.4
Total financial expenses	80.7	139.3	58.6	72.6
Financial revenues	60.7	96.1	35.4	58.3
Financial expenses net of revenues	20.0	43.2	23.2	116.0

5.1. Financial expenses

In 3Q11 financial expenses increased R$ 58.6 million, or 72.6%. The main factors that influenced this result were:

  Increase in the amount relating to lawsuit in the amount of R$ 68.4 million mainly due to the lower expense basis in 3Q10 as a result of the reversal of provisions in the amount of R$ 66.8 million;

  Interest related to the Eurobonds, in the amount of US$ 350 million, in December 2010, which increased R$ 11.5 million; and

  Decrease in interest by R$ 23.0 million, on domestic loans and financing, mainly due to the amortization of the 8th debenture in June 2011.

5.2. Financial revenues

Financial revenues increased by R$ 35.4 million, as a result of higher volume for financial investments due to the increase in cash position.

6. Monetary variation on assets and liabilities

				R$ million
	3Q10	3Q11	Var.	%
Monetary variation on loans and financing	15.4	7.9	(7.5)	(48.7)
Currency exchange variation on loans and financing	(78.6)	466.3	544.9	(693.3)
Other monetary/exchange rate variations	0.5	11.1	10.6	-
Variation on liabilities	(62.7)	485.3	548.0	(874.0)
Variation on assets	20.1	17.8	(2.3)	(11.4)
Net Variation	(82.8)	467.5	550.3	(664.6)

6.1. Monetary variations on liabilities

The effect on the monetary variations on liabilities in 3Q11 was R$ 548.0 million higher, compared to 3Q10, due to:

  Exchange variation on foreign loans and financing in the amount of R$ 544.9 million, due to the 18.8% appreciation of the U.S. Dollar in 3Q11 compared to the 6.0% depreciation in 3Q10; and

  Increase in the amount of other financial expenses relating to lawsuits in the amount of R$ 10.6 million.

6.2. Monetary variations on assets

Monetary variations on assets decreased R$ 2.3 million, mainly due to the higher volume of agreements reached in 3Q10.

7. Operating indicators

Operating indicators

The water loss ratio closed the period at 25.7% versus 26% in the same period in 2010, reflectig the resumption of services agreements, which were being developed at a slower pace in previous periods. It is important to mention that this index is a moving average which will have a gradual impact.

It is worth mentioning that the evolution of number of calls per employee increased from 852 in 3Q10 to 876 in 3Q11, up 2.8% in the period.

Operating indicators*	3Q10	3Q11%
Water connections (1)	7,253	7,438	2.6
Sewage connections (1)	5,668	5,877	3.7
Population directly served - water (2)	23.6	23.8	0.8
Population directly served - sewage (2)	19.9	20.4	2.5
Number of employees	15,165	15,194	0.2
Water volume produced (3)	2,206	2,241	1.6
Water losses (%)	26.0	25.7	(1.2)
Number of connections per employees	852	876	2.8

(1) In thousand units
(2) In million inhabitants. Not including wholesale
(3) In millions of cubic meters from January to September 2011
* Unaudited

8. Loans and Financing

In October the company used its cash to anticipate the total redemption of outstanding first and second series of 9th issue debentures, with the consequent cancellation of the issue. The 9th issue was conducted in October 2008 in two (2) series, totaling R$ 220 million. The 1st Series amounted to R$100 million, yielding CDI+2.75% and maturing BID in five (5) years, and the 2nd Series amounted to R$ 120 million, yielding IPCA+12.87%, maturing in seven (7) years.

The Company is in process of taking out two loan operations, one of them with the Brazilian Development Bank (BNDES), BIRD at the loan amount of R$ 183.3 million and another one with the Federal Savings Bank (CAIXA), at the loan amount of R$ 215 million.

Both of them were already approved by the executive boards of BNDES and CAIXA and agreements must be signed by the end of 2011. The proceeds obtained with these loans aim at financing water and sewage projects.

								R$ million
INSTITUTION	2011	2012	2013	2014	2015	2016	2017 and onwards	Total
Local market
Banco do Brasil	82.5	347.9	378.7	99.8	-	-	-	908.9
Caixa Econômica Federal	25.0	106.7	108.4	69.7	47.7	46.5	518.3	922.3
Debentures	33.3	833.7	549.0	314.5	314.7	-	-	2,045.2
Debentures BNDES	-	2.0	35.5	55.6	70.2	70.3	328.7	562.3
Debentures FI FGTS	-	-	-	22.7	45.4	45.4	386.1	499.6
BNDES	11.9	73.3	45.7	41.5	41.5	41.5	245.2	500.6
Others	0.6	1.1	0.6	0.5	0.5	0.6	25.7	29.6
Interest and charges	49.6	25.7	-	-	-	-	-	75.3
Local market total	202.9	1,390.4	1,117.9	604.3	520.0	204.3	1,504.0	5,543.8
International market
BID	26.0	71.1	71.1	71.1	71.1	71.1	266.2	647.7
BIRD	-	-	-	-	-	-	13.9	13.9
Eurobonds	-	-	-	-	-	259.0	641.3	900.3
JICA	-	52.6	52.6	52.7	52.7	52.7	685.2	948.5
BID 1983AB	-	44.1	44.1	44.1	44.1	44.1	195.9	416.4
Interest and charges	31.6	4.3	-	-	-	-	-	35.9
International market total	57.6	172.1	167.8	167.9	167.9	426.9	1,802.5	2,962.7
Total	260.5	1,562.5	1,285.7	772.2	687.9	631.2	3,306.5	8,506.5

11. Conference Calls
Apimec Meeting	In English
November 11, 2011	November 11, 2011
3:00pm (Brasília) / 12:00pm (US EST)	12:00pm (Brasília) / 9:00am (US EST)
Dial in access: 1(412) 317-6776
Replay available at the	Conference ID: Sabesp
Company’s website
Replay available until 11/22/2011
Dial in access: 1(412) 317-0088
Replay ID: 10004554

Click here for live webcast or access through the internet at: www.sabesp.com.br

For more information, please contact:

Mario Arruda Sampaio
Phone: (55 11) 3388-8664
E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi
Phone: (55 11) 3388-8793
E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement

Corporate Law Method (Law No. 6,404/76)				R$ '000
	PARENT COMPANY		CONSOLIDATED
	3Q11	3Q10	3Q11	3Q10
Gross Revenue from Sales and Services	2,740,412	2,494,156	2,741,989	2,494,156
Water Supply - Retail	1,070,441	1,013,237	1,071,406	1,013,237
Water Supply - Wholesale	46,207	41,296	46,207	41,296
Sewage Collection and Treatment	899,674	841,260	900,221	841,260
Sewage Collection and Treatment - Wholesale	5,830	5,093	5,830	5,093
Construction Revenue - Water	323,081	279,112	323,096	279,112
Construction Revenue - Sewage	349,249	285,741	349,264	285,741
Other Services	45,930	28,417	45,965	28,417

Taxes on Sales and Services - COFINS and PASEP	(149,150)	(140,902)	(149,190)	(140,902)

Net Revenue from Sales and Services	2,591,262	2,353,254	2,592,799	2,353,254

Costs of Sales and Services	(1,634,513)	(1,362,001)	(1,635,681)	(1,362,001)

Gross Profit	956,749	991,253	957,118	991,253

Operating Expenses
Selling	(116,219)	(168,196)	(116,307)	(168,196)
Administrative	(192,317)	(187,427)	(193,678)	(187,562)
Other operating revenue (expenses), net	(12,671)	4,487	(12,643)	4,487

Operating Income Before Shareholdings	635,542	640,117	634,490	639,982
Equity Result	(2,167)	(114)	-	-

Earnings Before Financial Results, net	633,375	640,003	634,490	639,982
Financial, net	(44,699)	(15,734)	(44,872)	(15,713)
Exchange gain (loss), net	(465,999)	78,651	(465,999)	78,651

Earnings before Income Tax and Social Contribution	122,677	702,920	123,619	702,920

Income Tax and Social Contribution

Current	(112,974)	(199,816)	(113,182)	(199,816)
Deferred	58,261	(66,086)	57,527	(66,086)

Net Income (loss) for the period	67,964	437,018	67,964	437,018

Registered common shares ('000)	227,836	227,836	227,836	227,836
Earnings per shares - R$ (per share)	0.30	1.92	0.30	1.92

Depreciation and Amortization	(168,191)	(141,161)	(168,216)	(141,161)
EBITDA	814,237	776,677	815,349	776,656
% over net revenue	31.4%	33.0%	31.4%	33.0%

Balance Sheet

Brazilian Corporate Law				R$ '000
	PARENT COMPANY		CONSOLIDATED
ASSETS	09/30/2011	12/31/2010	09/30/2011	12/31/2010

Current
Cash and Cash Equivalents	2,227,455	1,988,004	2,265,911	1,989,179
Accounts Receivable from Clients	950,178	971,047	950,796	971,318
Related Party Balance	173,897	137,772	173,897	137,772
Inventory	35,791	36,090	35,820	36,096
Restricted cash	97,363	302,570	97,363	302,570
Recoverable Taxes	69,935	108,675	70,052	108,675
Other Receivables	58,975	30,716	69,594	44,511
Total Current Assets	3,613,594	3,574,874	3,663,433	3,590,121

Non-Current
Long Term Assets:
Accounts Receivable from Clients	355,079	352,839	355,079	352,839
Related Party Balance	164,381	231,076	164,381	231,076
Indemnities Receivable	146,213	146,213	146,213	146,213
Judicial Deposits	53,888	43,543	53,888	43,543
Deferred income tax and social contribution	133,956	77,913	133,651	78,440
National Water Agencie - ANA	67,368	62,540	67,368	62,540
Other Receivables	32,417	47,884	36,470	49,370
	953,302	962,008	957,050	964,021

Investments	17,894	8,262	-	-
Intangible Assets	19,599,332	18,541,522	19,612,573	18,546,836
Permanent Assets	186,367	206,384	315,422	249,606
	19,803,593	18,756,168	19,927,995	18,796,442
Total Non-Current Assets	20,756,895	19,718,176	20,885,045	19,760,463

Total Assets	24,370,489	23,293,050	24,548,478	23,350,584

LIABILITIES AND SHAREHOLDERS' EQUITY	09/30/2011	12/31/2010	09/30/2011	12/31/2010

Current
Contractors and Suppliers	205,653	142,634	211,318	144,043
Current portion of
long term loans	1,029,104	1,239,716	1,029,274	1,242,143
Salaries and Payroll Charges	309,443	246,325	309,861	246,467
Income tax and social contribution payable	-	-	72	-
Other taxes and contributions payable	129,052	157,768	130,896	158,050
Interest on Own Capital Payable	92	354,254	92	354,254
Provisions	726,941	766,603	726,941	766,603
Other accounts payable	340,561	378,256	340,561	378,256
Other payables	207,043	216,230	207,353	216,298
Total Current Liabilities	2,947,889	3,501,786	2,956,368	3,506,114
			-	-

Non-Current
Loans and Financing	7,477,404	6,969,576	7,646,626	7,022,472
Other taxes and contributions payable	27,286	53,045	27,286	53,045
Deferred income tax and social contribution	-	-	-	-
Deferred Cofins/Pasep taxes	112,979	112,962	112,979	112,962
Provisions	809,090	693,227	809,090	693,227
Pension Plan Obligations	2,036,891	1,804,038	2,036,891	1,804,038
Other Payables	615,506	476,616	615,794	476,926
Total Non Current Liabilities	11,079,156	10,109,464	11,248,666	10,162,670

Shareholders' Equity
Capital Stock	6,203,688	6,203,688	6,203,688	6,203,688
Capital Reserves	124,255	124,255	124,255	124,255
Income reserve and accrued earnings	4,015,501	3,353,857	4,015,501	3,353,857
Total Shareholders' Equity	10,343,444	9,681,800	10,343,444	9,681,800

Total Liabilities and Shareholders' Equity	24,370,489	23,293,050	24,548,478	23,350,584

Cash Flow

Brazilian Corporate Law				R$ '000
Description	PARENT COMPANY		CONSOLIDATED
	Jan-Sep/11	Jan-Sep/10	Jan-Sep/11	Jan-Sep/10
Cash flow from operating activities
Earnings before income tax and social contribution	1,195,679	1,665,766	1,196,511	1,665,766
Depreciation and Amortization	572,514	432,917	572,556	432,917
Losses from the sale of fixed and intangible assets	21,162	14,941	21,162	14,941
Provisions for bad debt	240,883	257,911	240,883	257,911
Provisions	220,254	228,460	220,254	228,460
Interest calculated over loans and financing payable	342,528	325,612	342,528	325,612
Monetary and exchange variation over loans and financing	367,326	28,254	367,326	28,254
Variation on liabilities and interest	2,197	3,211	2,197	3,211
Variation on assets and interest	(19,404)	(44,842)	(19,404)	(44,842)
Fair value margin on intangible assets from	(39,284)	(35,847)	(39,284)	(35,847)
concession agreements	-	-	-	-
Provision for the conduct adjustment agreement (TAC)	40,561	18,379	40,561	18,379
Equity result	4,418	338	-	-
São Paulo municipal goverment transfers	-	(79,330)	-	(79,330)
Provision for Sabesprev Mais	(7,432)	25,321	(7,432)	25,321
Other write-offs	4,900	(14)	4,900	(14)
Pension plan obligations	241,285	110,108	241,285	110,108
Adjusted net income (generated by operating activities)	3,187,587	2,951,185	3,184,043	2,950,847

Variation on Assets and Liabilities	(267,238)	(231,555)	(260,730)	(231,329)
(Increase) decrease in assets:
Accounts receivable from clients	(219,880)	(177,143)	(220,227)	(177,143)
Balances and transactions with related parties	36,585	26,499	36,585	26,499
Inventories	228	9,912	205	9,912
Recoverable Taxes	(43,437)	(7,340)	(43,554)	(7,340)
Indemnities receivable	-	-	-	-
Judicial deposits	3,624	(3,319)	3,624	(3,319)
Other accounts receivable	(21,186)	(31,481)	(20,577)	(31,484)
Increase (decrease) in liabilities:	-	-	-	-
Contractors and suppliers	73,762	(2,268)	78,018	(2,106)
Other suppliers	(37,695)	102,812	(37,695)	102,812
Salaries and payroll charges	22,557	19,334	22,833	19,401
Other taxes and contributions payable	(56,672)	(50,037)	(55,038)	(50,037)
Taxes on revenues	17	(5,331)	17	(5,331)
Provisions	-	-	-	-
Pension plan obligations	(8,432)	(11,974)	(8,432)	(11,974)
Other accounts payable	131,608	176,706	131,828	176,706
Contingencies	(148,317)	(277,925)	(148,317)	(277,925)

Others	(1,022,759)	(1,122,164)	(1,022,759)	(1,122,164)
Interest paid	(583,666)	(473,608)	(583,666)	(473,608)
Income tax and contribution paid	(439,093)	(648,556)	(439,093)	(648,556)

Net cash generated from operating activities	1,897,590	1,597,466	1,900,554	1,597,354

Cash flow from investing activities:
Restricted cash	205,207	(376,391)	205,207	(376,391)
Increase in investment	(14,050)	-	-	-
Acquisition of property, plant and equipment	(8,174)	-	(94,006)	-
Acquisition of intangible assets	(1,337,179)	(1,304,421)	(1,345,149)	(1,306,071)
Income from the sale of fixed assets	-	-	-	-
Net cash used in investing activities	(1,154,196)	(1,680,812)	(1,233,948)	(1,682,462)

Cash flow from financing activities
Funding	1,456,501	2,700,620	1,625,893	2,702,960
Amortizations	(1,537,521)	(1,656,283)	(1,592,844)	(1,656,283)
Payment of interest on own capital	(422,923)	(365,386)	(422,923)	(365,386)
Net cash generated (invested) at financing activities	(503,943)	678,951	(389,874)	681,291

Increase (decrease) in cash and equivalents	239,451	595,605	276,732	596,183
Cash and cash equivalents at the beginning of the period	1,988,004	769,433	1,989,179	771,008
Cash and cash equivalents at the end of the period	2,227,455	1,365,038	2,265,911	1,367,191
Changes in Cash and Cash Equivalents	239,451	595,605	276,732	596,183

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 17 2011

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.